February 10, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:   Egalet Corporation

Registration Statement on Form S-3 (File No. 333-209367)

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Egalet Corporation (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 3:00 p.m. Eastern Time on February 11, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:                             Tara Keating-Brooks

Robert S. Radie

Stan Musial

Paul Varki

Egalet Corporation